Technest Holdings, Inc.
One McKinley Square- Fifth Floor
Boston, MA 02109
Tel: (617) 722-9800
Fax: (617) 722-9809

January 24, 2007

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington D.C. 20549
Attention: Perry Hindin, Special Counsel

Re:	Technest Holdings, Inc.
Pre-effective Amendment No. 4
to Registration Statement on Form SB-2
filed December 20, 2006
File No. 333-130617

Ladies and Gentlemen:

In response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Mr. Perry Hindin’s letter of January 12, 2007 (the “Comment Letter”) regarding the above-referenced Registration Statement on Form SB-2 (the “Registration Statement”), we are submitting, on behalf of Technest Holdings, Inc. (“Technest” or the “Company”) pre-effective Amendment No. 5 to the Registration Statement and the information set forth below in response to the Staff’s Comment Letter. To assist you in your review, we have included the text of the comments in italics before Technest’s response.

U.S. Securities and Exchange Commission
January 24, 2006

Pre-effective Amendment No. 4 to Registration Statement on Form SB-2

Pro forma Information, page F-27

COMMENT

1. Please revise to provide pro forma financial information for the year ended December 31, 2004 as if the acquisitions had been completed as of January 1, 2004. Refer to paragraph 54 of SFAS 141. Please note this comment also applies to Form 10-KSB for fiscal year ended June 30, 2006.

RESPONSE

We have revised the pro forma financial information to include the year ended December 31, 2004 as if the acquisitions had been completed as of January 1, 1004 in both Amendment no. 5 to the Registration Statement and our Annual Report on Form 10-KSB for the fiscal year ended June 30, 2006.

Form 10-KSB for the fiscal year ended June 30, 2006

Item 7. Financial Statements, page F-1

COMMENT

2. We note that your financial statement presentation includes the fiscal year ended June 30, 2006 and the six-month transition period ended June 30, 2005. To satisfy the requirement in Item 310(a) of Regulation S-B for filing financial statements for two fiscal years, please amend this filing to include the audited financial statements for the year ended December 31, 2004. The six-month transition period does not meet the conditions of covering a period of one year as defined in Rule 3-06 of Regulation S-X.

RESPONSE

We have amended our Annual Report on Form 10-KSB for the fiscal year ended June 30, 2006 to include the audited financial statements for the year ended December 31, 2004.

U.S. Securities and Exchange Commission
January 24, 2006

Note 1 - Nature of Operations, page F-12

Reorganization and Restatements, page F-14

COMMENT

3. We note that you restated your June 30, 2005 financial statements to correct your accounting for the reorganization resulting from the purchase of all of the outstanding stock of E-OIR on August 17, 2005 and for certain warrants issued in February 2005 as equity instruments into derivative liabilities carried at fair value. Please file an Item 4.02 Form 8-K disclosing when you concluded that your prior financial statements and all financial press releases and similar communications issued by the Company with respect to such financial statements for the six month transition period ended June 30, 2005 should no longer be relied upon.

RESPONSE

We have filed an Item 4.02 Form 8-K disclosing when we concluded that our prior financial statements should no longer be relied upon.

Item 8A. Controls and Procedures, page 37

COMMENT

4. We note your management concluded that your “disclosure controls and procedures were effective to ensure that the information required to be disclose…was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules.…” Please revise future filings, including any amendments to this filing, to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act rule 13a-15(e). Please note this comment also applies to your Form 10-QSB as of September 30, 2006.

RESPONSE

We have revised our Item 8A disclosure to clarify that our officers concluded that our disclosure controls and procedures are also effective to ensure that the information required to be disclosed in our reports under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

U.S. Securities and Exchange Commission
January 24, 2006

COMMENT

5. We note your statement that “…any systems of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met.” Please revise future filings, including any amendments to this filing, to state, if true, that your disclosure controls and procedures are designed to provide reasonable assurances of achieving their objectives and that your principal executive officer and principal financial officer conclude that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238. Please note this comment also applies to your Form 10-QSB as of September 30, 2006.

RESPONSE

We have removed the reference to the level of assurance of our disclosure controls and procedures.

Exhibit 31.1 and 31.2

COMMENT

6. We note that the certifications filed as Exhibits 31.1 and 31.2 are not in the exact form required by Exchange Act Rule 13a-14(a). Specifically, we note the following:

•	The identification of the certifying individual at the beginning of the certification inappropriately includes the title of the certifying individual.

•	The language provided in paragraph 4(d) has been modified from the language specified in Item 601(b)(31) of Regulation S-B.

Please revise future filings, including any amendments to this filing, to include the certification in the exact language as specified in Item 601(b)(31) of Regulation S-B. Please note this comment also applies to your Form 10-QSB as of September 30, 2006.

RESPONSE

We have revised the certifications in our Annual Report on Form 10-KSB to include the exact language as specified in Item 601(b)(31) of Regulation S-B.

U.S. Securities and Exchange Commission
January 24, 2006

We look forward to finalizing this registration statement. Please contact me at (540) 207-3057.

          Regards,

                /s/ Suzette R. O’Connor

                Suzette R. O’Connor
                Co-General Counsel
                Technest Holdings, Inc.

cc:	Joseph Mackin
Gino Pereira
Scott Goodwin
David Broadwin, Esq.
Daniel Clevenger, Esq.